Contact

www.linkedin.com/in/baruch-herzfeld (LinkedIn)

Top Skills

Crowdfunding

Growth Hacking

Physical Chemistry

Patents

Broadcasting and managing broadcasts using a telephony conference platform

Baruch Herzfeld

Co-founder Popwheels. Building America's first e-bike battery swap network. Triplet dad.

Brooklyn, New York, United States

Summary

I build businesses that make a positive impact, especially at the crossroads of accessibility, social good, and clean transportation. I'm passionate about NYC's immigrant culture and love working with low-speed, light electric vehicles to find innovative solutions that help both the city and its working poor. In my previous venture, Zenoradio, we licensed and created spoken word audio content in 50 of the 700 languages spoken in NYC. We started by serving NYC taxi drivers, but we grew to reach tens of millions of listeners around the world each month. Right now, I'm focused on creating an e-bike battery swap network in NYC. This project aims to make apartment buildings safer from battery fires and to create quieter, cleaner, and safer streets for everyone. I've been featured in the media quite a bit—not just because I talk a lot, but because I'm usually involved in exciting, new projects that make a difference.

Experience

Popwheels

Founder and CEO

January 2022 - Present (4 years 5 months)

Brooklyn, New York, United States

Originally Popwheels was a fun sideline project, not a business, where we recycled mobility scooters for seniors, to get them outside during the pandemic.   As more and more seniors received scooters, and started calling for help when they ran out of charge, we realized that NYC needed a battery swap network similar to the swap networks that exist in India or Taiwan, but built for everyone: including the mobility challenged, delivery riders, parents on cargo bikes, and everyone who just wants to ride their e-bike or e-scooter without range anxiety.

Our vision is twofold: we will create the standard for the safest, most sustainable, most government and rider friendly, light electric vehicle battery in America, while at the same time, build out a ubiquitous network of convenient, unmanned swap stations where riders can quickly and easily swap out their depleted batteries for fully charged ones. We believe that when we accomplish this mission, we will have created something of immense importance.

Zeno Media
Founder and President
January 2012 - Present (14 years 5 months)
Greater New York City Area

We build innovative tools to empower broadcasters and connect them to a highly engaged, international listener base.

With a unique foothold in niche and diaspora communities, Zeno Media has grown into the fourth largest streaming platform in the world. Every day, more than one million people in 150+ countries are listening to radio stations on the Zeno Media network.

Our investment in local broadcasting and understanding of the digital audio technology space runs deep. Zeno Media was founded in 2011 with the vision of creating a digital audio company for immigrant communities to access their hometown radio stations and native language programming.

Zenofon
President and Founder
January 2010 - January 2012 (2 years 1 month)
Brooklyn, NY

SkyMax Dominicana
Principal and Director
2007 - 2010 (3 years)
Santiago, Dominican Republic

IDT Corporation
carrier sales
1997 - 2001 (4 years)

Education

Yeshiva University